UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No. 24)*

Cantel Medical Corp.
(Name of Issuer)

Common Stock $.10 par value per share
(Title of Class of Securities)

138098108
(CUSIP Number)

Mr. Charles M. Diker
444 Madison Avenue, 37th Floor
New York, NY 10022
(212) 904-0321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mr. Eric W. Nodiff
Cantel Medical Corp.
150 Clove Road
Little Falls, NJ 07424
(973) 890-7220

December 3, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Charles M. Diker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,056,540

	8	SHARED VOTING POWER
308,354

	9	SOLE DISPOSITIVE POWER
3,056,540

	10	SHARED DISPOSITIVE POWER
1,050,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,106,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 24 (“Amendment No. 24”), which amends the Schedule 13D filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Charles M. Diker, relates to the beneficial ownership of securities of Cantel Medical Corp. (“Cantel”) owned by Mr. Diker and certain affiliated parties over which Mr. Diker may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose of shares held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 24 updates the beneficial ownership of Mr. Diker through a current date, December 7, 2018.

The transactions giving rise to this amendment relate to a number of unrelated direct and indirect dispositions, gifts, transfers and other transactions involving shares of Cantel Common Stock since Mr. Diker’s last amendment to this Schedule 13D, aggregating greater than one percent of the outstanding shares of Cantel Common Stock. The most recent and material transaction was the transfer of 106,162 shares of Cantel Common Stock formerly held in certain trusts designated as the Children Trust Shares (as defined below) into a personal account of one of Mr. Diker’s children, which is outside of Mr. Diker’s control and discretion.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to beneficial ownership of Cantel Common Stock by Mr. Diker are hereby incorporated by reference in response to this item. As of December 3, 2018, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 4,106,948 shares of Cantel Common Stock (including share equivalents), constituting approximately 9.8% of the outstanding Cantel Common Stock, giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 41,721,213 shares of Cantel Common Stock outstanding on November 30, 2018 and giving effect to the exercise in full of all the Options.

The 3,056,540 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

(i)     3,016,540 shares of Cantel Common Stock; and

(ii)    Currently exercisable options to purchase 40,000 shares of Cantel Common Stock (the “Options”).

Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 3,056,540 shares of Common Stock.

Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) an aggregate of 308,354 shares of Cantel Common Stock, comprised of (i) 29,430 shares of Cantel Common Stock owned by the DicoGroup, Inc. (the “DicoGroup Shares”), (ii) 2,109 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s children (the “Children Trust Shares”), (iii) 86,494 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s grandchildren (the “Grandchildren Trust Shares”), and (iv) 190,321 shares of Cantel Common Stock owned by a non-profit corporation (the “Foundation”) of which Mr. Diker and his wife are the principal officers and directors (the “Not For Profit Shares”). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Children Trust Shares, the Grandchildren Trust Shares, and the Not For Profit Shares.

Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) an aggregate of 1,050,408 shares of Cantel Common Stock, comprised of (i) the 29,430 DicoGroup Shares referred to above, (ii) the 2,109 Children Trust Shares referred to above, (iii) the 86,494 Grandchildren Trust Shares referred to above, (iv) the 190,321 Not For Profit Shares referred to above, (v) 452,238 shares of Cantel Common Stock owned by Mr. Diker’s wife, and (vi) 289,816 shares of Cantel Common Stock held in certain discretionary accounts with Diker Management LLC (the “Management Account Shares”). Mr. Diker’s wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 452,238 shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the Management Account Shares. Mr. Diker manages the accounts associated with the Management Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the Management Account Shares. However, by reason of his investment power and relationship with Diker Management LLC, Mr. Diker may be deemed to be the beneficial owner of the 289,816 Management Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the Management Account Shares.

(c) There have been no transactions in Cantel Common Stock by Mr. Diker (either directly or indirectly through individuals, corporations and other entities through which Mr. Diker may possess the power to vote or dispose of shares of Cantel Common Stock) during the past 60 days (or the 60 days prior to the due date of this statement) except for the following:

Name of Person Effecting Transaction	Date of Transaction	No. of Shares Acquired/(Disposed)	Price per Share	How Transaction Was Effected
Charles M. Diker	10/10/18	990	0	Restricted Stock Unit (“RSU”) Issuance
Charles M. Diker	10/10/18	607(1)	0	RSU Vesting
Charles M. Diker	10/10/18	(340)	$88.42	Taxes Withheld on RSU Vesting
Charles M. Diker	10/12/18	5,000(1)	0	Vesting of Options
Charles M. Diker	10/18/18	(585)	$87.27	Taxes Withheld on Restricted Share Award Vesting
Children’s Trust	12/3/18	(106,162)	0	Transfer out of Trust
(1)	Already included in beneficial ownership amounts above.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:   December 7, 2018

By:	/s/ Charles M. Diker
Name:	Charles M. Diker